NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Common Stock and the Series A Cumulative Preferred Stock (together, the 'Securities') of Fedders Corporation (the 'Company') from listing and registration on the Exchange at the opening of business on February 1, 2007, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken in view of the fact that the Company had fallen below the NYSE's continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of not less than $75,000,000 and total stockholders' equity of not less than $75,000,000. The NYSE had previously accepted a plan provided by the Company that would have brought it into conformity with this continued listing standard. However, the Exchange determined that the Company has not demonstrated, to date, sufficient progress in achieving certain operational and strategic aspects of that plan. The Company expects its common stock to be quoted on the OTC Bulletin Board following its suspension. 1. The Exchange's Listed Company Manual, Section 802.01B, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: average global market capitalization over a consecutive 30 trading-day period is less than $75,000,000 and, at the same time, total stockholders' equity is less than $75,000,000. 2. The Exchange, on October 31, 2006, determined that the Securities should be suspended from trading before the opening of the trading session on November 8, 2006, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by letter on October 31, 2006. 3. Pursuant to the above authorization, a press release was issued on October 31, 2006, and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on November 1, 2006 and other various dates of the proposed suspension of trading in the Securities. Similar information was included on the Exchange's website. Trading in the Securities on the Exchange was suspended before the opening of the trading session on November 8, 2006. 4. On November 14, 2006, the Exchange received a letter from the Company to request a hearing before the Board of Directors' Committee for Review concerning the Exchange's decision, in accordance with Section 804.00 of the Exchange's Listed Company Manual. 5. The Exchange, on January 11, 2007, received a letter from the Company requesting the cancellation of the appeal hearing scheduled for January 30, 2007, to review the decision by the staff of the New York Stock Exchange to remove the Securities. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions these securities were suspended from trading on November 8, 2006.